Exhibit 99.1

Delek US Holdings to Acquire Remaining Outstanding Shares of Alon USA

•	Combination creates a Permian focused company with refining, logistics, retail and marketing operations with a combined enterprise value of approximately $2.8 billion

•	All-stock transaction at a fixed exchange ratio of 0.5040

•	Annual synergies of $85 to $105 million expected to be achieved in 2018

•	Expected to be highly accretive in 2018 on an EPS basis, the combined company’s first full year of operation

•	Creates ability to unlock significant logistics value through future potential drop downs to Delek Logistics Partners, LP

•	Larger asphalt and renewables operations created through combination

•	Combined company benefits from Delek US’ strong balance sheet

•	Delek board approved $150 million share repurchase authorization

BRENTWOOD, Tenn. and Dallas, Texas—January 3, 2017 -- Delek US Holdings, Inc. (NYSE: DK) (“Delek US”) and Alon USA Energy, Inc. (NYSE: ALJ) (“Alon”) today announced a definitive agreement under which Delek US will acquire all of the outstanding shares of Alon common stock which Delek US does not already own in an all-stock transaction. Based on a closing price of $24.07 per share for Delek US common stock on Friday, December 30, 2016, the implied price for Alon common stock is $12.13 per share, or $464 million in equity value for the remaining shares. The enterprise value of this transaction to acquire the remaining 53 percent of Alon shares of common stock not already owned by Delek US is approximately $675 million including the proportionate assumption of $152 million of net debt related to this transaction and $59 million of market value for the non-controlling interest in Alon USA Partners, LP (NYSE: ALDW). This transaction was unanimously approved by the Special Committee of Alon’s board of directors and by the board of directors of Delek US. Additionally, the board of directors of Alon approved the transaction, excluding Delek employed directors which abstained from voting on this matter. The combination will create a company with a strong financial position and significant access to the Permian Basin.

Delek US currently owns approximately 33.7 million shares of common stock of Alon. Under terms of the agreement, the owners of the remaining outstanding shares in Alon that Delek US does not currently own will receive a fixed exchange ratio of 0.5040 Delek US shares for each share of Alon. This represents a 5.6 percent premium to the 20 trading day volume weighted average ratio through and including December 30, 2016, of 0.477. Upon closing, the combined company will be primarily led by Delek US’ management team. In conjunction with the Merger Agreement, the Special Committee of Alon’s board of directors will nominate one new director that will be appointed to the Delek US board, and one new director that will be added to the board of Delek Logistics Partners LP’s (NYSE: DKL) (“Delek Logistics”) general partner. Concurrently with the execution of the Merger Agreement, Delek US entered into three separate voting agreements with Alon USA, David Wiessman and Jeff Morris, pursuant to which each of Delek US, Mr. Wiessman and Mr. Morris have agreed to, among other things, vote their shares of Alon in favor of this transaction.

Uzi Yemin, Chairman, President and Chief Executive Officer of Delek US stated, “We are excited to reach this agreement and believe this strategic combination will result in a larger, more diverse company that is well positioned to take advantage of opportunities in the market and better navigate the cyclical nature of our business. We expect to be able to achieve meaningful synergies across the organization and the combination will create a refining system that will be one of the largest buyers of crude from the Permian Basin among the independent refiners. Additionally, we expect the combined company will have the ability to unlock logistics value from Alon’s assets through future potential drop downs to Delek Logistics Partners and create a platform for future logistics projects to support a larger refining system. The combination of an all equity transaction, which will enable both Alon’s and Delek US’ shareholders to participate in future performance of the company, and Delek US’ strong financial position should provide the combined company financial flexibility as it moves forward with initiatives to invest in the business to create value for the shareholders. I would like to thank the employees of Delek US and Alon for their hard work on the transaction and the members of Alon’s Special Committee for their cooperation during this process.”

“We are excited to be joining Delek US and believe this agreement represents an excellent opportunity for Alon’s shareholders,” said David Wiessman, Chairman of Alon’s Special Committee. “The economies of scale, financial strength, and synergies generated through this merger create the opportunity to drive long-term value for shareholders and the all-stock transaction allows all shareholders to participate in the future performance of the combined company. I would like to thank Alon’s employees for their efforts, and our customers, suppliers and banks that supported our company, as we worked together to create value for our shareholders.”

The combined company will have a broad platform consisting of refining, logistics, retail, wholesale marketing, as well as renewables and asphalt operations. The refining system will have approximately 300,000 barrels per day of crude throughput capacity consisting of four locations and an integrated retail platform that includes 307 locations serving central and west Texas and New Mexico. Logistics operations include Delek Logistics which can benefit from future drop downs and organic projects to support a larger refining system. This combination will create a larger marketing operation with 600,000 barrels per month of space on the Colonial Pipeline System and a wholesale business with over 1.2 billion gallons of sales volume annually in the southwest.

Permian Focused Operations

The combined company will have a larger presence in the Permian Basin. Its refining system will have access to approximately 207,000 barrels per day of Permian sourced crude out of an approximately 300,000 barrel per day crude throughput system, which equates to 69 percent of the crude slate. This will result in the combined company being one of the largest buyers of Permian sourced crude among the independent refiners, creating opportunities to benefit from economies of scale in both refining and logistics. There will be a larger marketing presence with approximately 307 retail locations and wholesale marketing operations in the region that is integrated with the Big Spring, Texas refinery and extends Delek US’ marketing beyond its current west Texas position. From a logistics standpoint, the system will have access to crude oil pipelines, trucking and gathering operations in the area, which is in addition to Delek Logistics’ RIO joint venture crude oil pipeline in west Texas. This larger system also enhances the opportunities for Delek Logistics to expand its current participation in the highly attractive Permian and Delaware basins by supporting a larger operation.

Value Creating Initiatives

Larger, more diverse company benefits all shareholders. This combination creates the ability to leverage a larger system from an operational and commercial standpoint with a stronger financial position. With a more diverse set of business platforms, it offers the ability to create value through synergies, flexibility to invest in growth opportunities and benefit from the relationship with Delek Logistics.

Synergies on a combined base of an estimated $85 to $105 million expected to be achieved in 2018. Improved efficiencies and cost savings through a combination of commercial, operational, cost of capital and corporate initiatives are expected to drive additional shareholder value. The annual run rate is expected to be achieved in 2018, the first full year of operation following the closing of the transaction. Delek US’ previous experience in improving operations and managing costs can be applied to a broader set of assets to drive value and improvements on a combined basis.

Ability to unlock logistics value with an estimated $70 to $85 million of logistics related annual EBITDA. By leveraging the relationship with Delek Logistics, additional value can be unlocked from Alon’s logistics assets through future potential drop downs. This potential EBITDA includes an estimated $30 to $34 million of annual logistics EBITDA at the Krotz Springs refinery. This should create value for the combined company and provide a more visible growth plan for Delek Logistics that can support its long term distribution growth and create significant cash flow to Delek US.

Strong financial position supports ability to return value to the shareholders. Through an all equity transaction that enables all shareholders to participate in future value creation, we believe the combined company’s financial position will be strong. This financial position should allow the combined company the ability to undertake initiatives to improve its operations and return cash to the shareholders through dividends and share repurchases. This transaction is expected to be highly accretive in 2018 on an earnings per share basis, the first full year of operation of the combined company, assuming a benefit from $95.0 million of synergies. By benefitting from Delek US’ strong financial position, a focus after closing will be to reduce the financing cost of the combined company. Delek US’ share repurchase program, which expired on December 31, 2016, has been replaced with a new $150 million repurchase authorization, which does not have an expiration date.

Increased asphalt and renewable businesses. The combined company will have an integrated asphalt business consisting of Alon’s operations primarily in Texas and California/Washington and Delek US’ asphalt business primarily in Texas/Arkansas/Oklahoma that is approaching 1.0 million tons of sales on an annual basis. This operation is supported through a combination of production and supply/exchange volume with 15 asphalt terminals in the operation. The combined biodiesel/renewable diesel assets, with a total capacity of approximately 61.0 million gallons per year, include Delek US’ Cleburne, Texas and Crossett, Arkansas biodiesel plants and Alon’s renewable diesel and jet plant in California.

Approvals and Timing
The transaction is expected to close in the first half of 2017 and is subject to customary closing conditions, including regulatory approval and approval by a majority of votes cast of Delek US shareholders and approval by the holders of a majority of the remaining 53 percent of Alon shares, which excludes the 47 percent of Alon shares owned by Delek US.

Conference Call Information
Delek US will hold a conference call to discuss this transaction on Tuesday, January 3, 2017 at 10:00 a.m. Central Time. The dial-in information for participants is (866) 354-3148 (Domestic) and (706) 643-0886 (International).  The passcode for both numbers is 47082363. Investors will have the opportunity to listen to the conference call live and access the accompanying presentation slides by going to www.DelekUS.com and clicking on the Investor Relations tab.

Participants are encouraged to register at least 15 minutes early to download and install any necessary software. For those who cannot listen to the live broadcast, a telephonic replay will be available through Tuesday January 17, 2017 by dialing (855) 859-2056, passcode 47082363. An archived version of the replay will also be available at www.DelekUS.com.

Advisors
Tudor, Pickering, Holt & Co. is serving as exclusive financial advisor on this transaction to Delek US. BofA Merrill Lynch and Barclays provided financial structuring advice to Delek US related to this transaction. Norton Rose Fulbright US LLP and Morris, Nichols Arsht & Tunnell LLP are serving as legal advisors for Delek US. J.P. Morgan is serving as exclusive financial advisor and Gibson Dunn & Crutcher LLP is serving as legal advisor for the Special Committee of Alon USA’s board of directors. Vinson & Elkins LLP is serving as legal advisor to Alon USA.

About Delek US Holdings, Inc.
Delek US Holdings, Inc. is a diversified downstream energy company with assets in petroleum refining and logistics. The refining segment consists of refineries operated in Tyler, Texas and El Dorado, Arkansas with a combined nameplate production capacity of 155,000 barrels per day. Delek US Holdings, Inc. and its affiliates also own approximately 62 percent (including the 2 percent general partner interest) of Delek Logistics Partners, LP. Delek Logistics Partners, LP (NYSE: DKL) is a growth-oriented master limited partnership focused on owning and operating midstream energy infrastructure assets. Delek US Holdings, Inc. currently owns approximately 47 percent of the outstanding common stock of Alon USA Energy, Inc. (NYSE: ALJ).

About Alon USA
Alon USA Energy, Inc., headquartered in Dallas, Texas, is an independent refiner and marketer of petroleum products, operating primarily in the South Central, Southwestern and Western regions of the United States. Alon owns 100% of the general partner and 81.6% of the limited partner interests in Alon USA Partners, LP (NYSE: ALDW), which owns a crude oil refinery in Big Spring, Texas, with a crude oil throughput capacity of 73,000 barrels per day and an integrated wholesale marketing business. In addition, Alon directly owns a crude oil refinery in Krotz Springs, Louisiana, with a crude oil throughput capacity of 74,000 barrels per day. Alon also owns crude oil refineries in California, which have not processed crude oil since 2012. Alon owns a majority interest in a renewable fuels project in California, with a throughput capacity of 2,500 barrels per day. Alon is a leading marketer of asphalt, which it distributes primarily through asphalt terminals located predominately in the Southwestern and Western United States. Alon is the largest 7-Eleven licensee in the United States and operates approximately 300 convenience stores which also market motor fuels in Central and West Texas and New Mexico.

Safe Harbor Provisions Regarding Forward-Looking Statements
This press release contains forward-looking statements that are based upon current expectations and involve a number of risks and uncertainties. Statements concerning current estimates, expectations and projections about future results, performance, prospects, opportunities, plans, actions and events and other statements, concerns, or matters that are not historical facts are “forward-looking statements,” as that term is defined under the federal securities laws.  These forward-looking statements include, but are not limited to, statements regarding the proposed merger with Alon, integration and transition plans, synergies, opportunities, anticipated future performance and financial position, and other factors.

Investors are cautioned that the following important factors, among others, may affect these forward-looking statements. These factors include but are not limited to: risks and uncertainties related to the expected timing and likelihood of completion of the proposed merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Delek US may not approve the issuance of new shares of common stock in the merger or that stockholders of Alon may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed transaction, the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of Delek US' common stock or Alon's common stock, the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Delek US and Alon to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies, uncertainty related to timing and amount of future share repurchases and dividend payments, risks and uncertainties with respect to the quantities and costs of crude oil we are able to obtain and the price of the refined petroleum products we ultimately sell; gains and losses from derivative instruments; management's ability to execute its strategy of growth through acquisitions and the transactional risks associated with acquisitions and dispositions; acquired assets may suffer a diminishment in fair value as a result of which we may need to record a write-down or impairment in carrying value of the asset; changes in the scope, costs, and/or timing of capital and maintenance projects; operating hazards inherent in transporting, storing and processing crude oil and intermediate and finished petroleum products; our competitive position and the effects of competition; the projected growth of the industries in which we operate; general economic and business conditions affecting the southern United States; and other risks contained in Delek US’ and Alon’s filings with the United States Securities and Exchange Commission.

Forward-looking statements should not be read as a guarantee of future performance or results and will not be accurate indications of the times at or by which such performance or results will be achieved.  Forward-looking information is based on information available at the time and/or management's good faith belief with respect to future events, and is subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the statements.  Delek US undertakes no obligation to update or revise any such forward-looking statements, except as required by applicable law or regulation.

No Offer or Solicitation
This communication relates to a proposed business combination between Delek US and Alon. This announcement is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It
This communication may be deemed to be solicitation material in respect of the proposed transaction between Delek US and Alon. In connection with the proposed transaction, Delek US and/or Alon may file one or more proxy statements, registration statements, proxy statement/prospectuses or other documents with the SEC. This communication is not a substitute for the proxy statement, registration statement, proxy statement/prospectus or any other documents that Delek US or Alon may file with the SEC or send to stockholders in connection with the proposed transaction. STOCKHOLDERS OF DELEK US AND ALON ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S) AND/OR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Delek US and/or Alon, as applicable. Investors and security holders will be able to obtain copies of these documents, including the proxy statement/prospectus, and other documents filed with the SEC (when available) free of charge at the SEC's website, http://www.sec.gov. Copies of documents filed with the SEC by Delek US will be made available free of charge on Delek US’ website at http://www.delekus.com or by contacting Delek US’ Investor Relations Department by phone at 615-435-1366. Copies of documents filed with the SEC by Alon will be made available free of charge on Alon's website at http://www.alonusa.com or by contacting Alon's Investor Relations Department by phone at 972-367-3808.

Participants in the Solicitation
Delek US and its directors and executive officers, and Alon and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Delek US common stock and Alon common stock in respect of the proposed transaction. Information about the directors and executive officers of Delek US is set forth in the proxy statement for Delek US’ 2016 Annual Meeting of Stockholders, which was filed with the SEC on April 5, 2016, and in the other documents filed after the date thereof by Delek US with the SEC. Information about the directors and executive officers of Alon is set forth in the proxy statement for Alon's 2016 Annual Meeting of Shareholders, which was filed with the SEC on April 1, 2016, and in the other documents filed after the date thereof by Alon with the SEC. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

Delek US Investor / Media Relations Contact:
Keith Johnson
Delek US Holdings, Inc.
Vice President of Investor Relations
615-435-1366

Alon USA Investor/Media Relations Contacts:
Stacey Morris, Investor Relations Manager
Alon USA Energy, Inc.
972-367-3808

Investors: Jack Lascar
Dennard § Lascar Associates, LLC
713-529-6600

Media: Blake Lewis
Lewis Public Relations
214-635-3020